Exhibit 99.1
Appendix 3Z
Final Director’s Interest Notice

Rule 3.19A.3
Appendix 3Z
Final Director’s Interest Notice
Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.
Introduced 30/9/2001.
Name of entity SIMS METAL MANAGEMENT LIMITED
ABN 69 114 838 630
We (the entity) give ASX the following information under listing rule 3.19A.3 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of director	JEREMY LEIGH SUTCLIFFE

Date of last notice	22 May 2009

Date that director ceased to be director	26 August 2009
Part 1 — Director’s relevant interests in securities of which the director is the registered holder
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust
Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.
Number & class of securities
•	32,577 ordinary shares

•	103,710 performance rights issued 10 October 2007 pursuant to the SimsMM Plan

•	44,440 performance rights issued 24 November 2008 pursuant to the SimsMM Plan

•	135,435 options issued 24 November 2008 pursuant to the SimsMM Plan

+ See chapter 19 for defined terms.

11/3/2002	Appendix 3Z Page 1

Appendix 3Z
Final Director’s Interest Notice
Part 2 — Director’s relevant interests in securities of which the director is not the registered holder
Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest	Number & class of securities
Note: Provide details of the circumstances giving rise to the relevant interest

N/A
Part 3 — Director’s interests in contracts

Detail of contract	Purchase of over the counter put options with a strike price of $19.96 and a maturity date of 9 December 2009, and sale of over the counter call options with a strike price of $24.395 and a maturity date of 9 December 2009, both in respect of 32,577 ordinary shares

Nature of interest	As above

Name of registered holder (if issued securities)	Jeremy Sutcliffe

No. and class of securities to which interest relates	See Part 1 above

+ See chapter 19 for defined terms.

Appendix 3Z Page 2	11/3/2002